CNX Midstream Partners LP

CNX Center, 1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

March 13, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Officers of Consumer Products

Re:	CNX Midstream Partners LP

Amendment No. 1 to Registration Statement on Form S-3

Filed February 9, 2018

File No. 333-218055

Ladies and Gentlemen:

This letter sets forth the responses of CNX Midstream Partners LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 23, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-3 filed by the Partnership on February 9, 2018 (the “Registration Statement”). In connection with this letter, the Partnership is filing today an amendment to the Registration Statement (“Amendment No. 2”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Partnership has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

General

1.	We note that CNX Gas Company LLC appears to be an affiliate and operates effectively as your parent. In this regard, we note your disclosure on page 6 that CNX, as the sole member of CNX Gas, owns 100% of the membership interest in CNX Gathering, and that CNX is your sole sponsor. Given this relationship, we are concerned that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act and instead represents a primary offering. Accordingly, please revise to name CNX Gas Company LLC as an underwriter within the meaning of Section 2(a)(11) under the Securities Act of 1933 and identify the offering as a primary offering. Alternatively, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering, including an analysis as to whether CNX is your parent. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 212.15, available on our website at www.sec.gov.

Response: The Partnership acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement and on pages 1, 55 and 58 of Amendment No. 2 to identify that CNX Gas Company LLC is deemed to be an “underwriter” under the Securities Act, and, as a result, will be deemed to be making a primary offering of common units on behalf of the Partnership.

Securities and Exchange Commission

March 13, 2018

Please direct any questions or comments regarding the foregoing to the undersigned at (724) 485-4000 or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410.

Very truly yours,

CNX MIDSTREAM PARTNERS LP

By:	CNX Midstream GP LLC
its General Partner

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Chief Financial Officer and Director

cc:	William N. Finnegan IV, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP

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